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June 15, 2010

Securities and Exchange Commission
100 F Street, N.W
Washington, DC 20549-1004
ATTN:   Document Control - EDGAR


RE:   Post-Effective Amendment No. 17 on Form N-4
         RiverSource Life Insurance Company ("Company") on behalf of RiverSource Variable Annuity Account("Registrant")

         File Nos. 333-139759 and 811-7195
         RiverSource FlexChoice Select Variable Annuity


Dear Commissioners:

On behalf of Registrant, Company is filing Post-Effective Amendment No. 17 ("Amendment No. 17") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 ("1933 Act"). The purpose of this filing is to supplement the prospectus for RiverSource FlexChoice Select Variable Annuity. The supplement discloses enhanced version of the guaranteed lifetime withdrawal benefit riders - SecureSource Stages 2SM riders, which will be offered for contracts purchased on or after July 19, 2010. The new Single and Joint Guaranteed lifetime withdrawal benefit riders are similar to our current living benefit riders being sold, but some features have been modified. The supplement also discloses new current fee for the Accumulation Protector Benefit rider, which will be applicable for contracts purchased on or after July 19, 2010.

The prospectus relating to the above-listed variable annuity filed with Registrant's Post-Effective Amendment No.15 to Registration Statement No.333-139759 and combined Statement of Additional Information filed with Post-Effective Amendment No. 8 to Registration Statement No.333-139760 on or about April 28, 2010 are incorporated by reference to this Amendment No. 17.

Pursuant to Rule 461 of the 1933 Act , as amended, Registrant respectfully requests acceleration of the effective date of this Amendment No. 17 to July 19, 2010 or as soon as practicable thereafter. On behalf of RiverSource Distributors, Inc., the Principal Underwriter for the Account, we are forwarding with this letter a request for acceleration of the effective date of this Amendment No. 17.


If you have any questions regarding this filing, please contact me at
(612) 671-4177 or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Dixie Carroll
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Dixie Carroll
Assistant General Counsel and
Assistant Secretary